PACIFIC ETHANOL, INC.

400 Capitol Mall, Suite 2060

Sacramento, CA 95814

February 3, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Ada D. Sarmento, Staff Attorney

Re:	Pacific Ethanol, Inc.
Registration Statement on Form S-1 (File No. 333-235990)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Pacific Ethanol, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-235990) (the “Registration Statement”), so that it may be declared effective at 4:00 p.m. Eastern time on February 5, 2020, or as soon as practicable thereafter.

The Company hereby confirms that it is aware of its responsibilities under the 1933 Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Larry A. Cerutti of Troutman Sanders LLP, by telephone at (949) 622-2710 or by email at larry.cerutti@troutman.com. The Company hereby authorizes Mr. Cerutti of Troutman Sanders LLP to orally modify or withdraw this request for acceleration.

Very truly yours,

PACIFIC ETHANOL, INC.

By:	/s/ CHRISTOPHER W. WRIGHT
Christopher W. Wright
Vice President, General Counsel & Secretary